UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2014

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Haruyuki Nagata
Name: Haruyuki Nagata
Title: General Manager, Financial Accounting Dept.

Date:    July 30, 2014

Sumitomo Mitsui Financial Group, Inc. (SMFG) Consolidated Financial Results for the Three Months Ended June 30, 2014 <Under Japanese GAAP>	July 30, 2014

Head Office: 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

Stock Exchange Listings: Tokyo Stock Exchange, Nagoya Stock Exchange, New York Stock Exchange

URL: http://www.smfg.co.jp/english/

President and Representative Director: Koichi Miyata

Quarterly Securities Report (Shihanki hokokusho) issuing date: August 14, 2014

Investors meeting presentation for quarterly financial results: Not scheduled

Note: Amounts less than one million yen have been omitted.

1.	Consolidated financial results (for the three months ended June 30, 2014)
(1)	Operating results

(Millions of yen, except per share data and percentages)

		Ordinary income		Ordinary profit		Net income
	Three months ended June 30, 2014	¥ 1,118,656	(8.2)%	¥ 367,448	(20.0)%	¥ 230,819	(19.9)%

	Three months ended June 30, 2013	1,218,359	16.3	459,330	93.3	288,333	144.7
Notes:	1.	Comprehensive income:
		(a) for the three months ended June 30, 2014: ¥303,294 million [(16.1)%] (b) for the three months ended June 30, 2013: ¥361,434 million [–%]
	2.	Percentages shown in ordinary income, ordinary profit, net income and comprehensive income are the increase (decrease) from the same period in the previous fiscal year.
		Net income per share		Net income per share (Diluted)
	Three months ended June 30, 2014	¥ 168.82		¥ 168.72

	Three months ended June 30, 2013	211.56		211.47
(2) Financial position
		(Millions of yen, except percentages)
		Total assets		Net assets		Net assets ratio
	June 30, 2014	¥ 162,438,236		¥ 9,210,672		4.6%

	March 31, 2014	161,534,387		9,005,019		4.5

Notes:	1.	Stockholders’ equity:
		(a) as of June 30, 2014: ¥7,503,221 million (b) as of March 31, 2014: ¥7,279,186 million
	2.	Net assets ratio = {(Net assets – stock acquisition rights – minority interests) / total assets} X 100

2.	Dividends on common stock per share

(Yen	)

Cash dividends per share
	1st quarter	2nd quarter	3rd quarter	4th quarter	Annual
Fiscal year ended March 31, 2014	¥ —	¥ 55	¥ —	¥ 65	¥ 120

Fiscal year ending March 31, 2015	—
Fiscal year ending March 31, 2015 (Forecast)		60	—	60	120

Note:	Dividend forecast remains unchanged.

3.	Earnings forecast (for the fiscal year ending March 31, 2015)

(Millions of yen, except per share data and percentages)

	Ordinary profit		Net income		Net income per share
Fiscal year ending March 31, 2015	¥ 1,110,000	(22.5)%	¥ 680,000	(18.6)%	¥ 497.34

Notes:	1.	Earnings forecast remains unchanged.
	2.	Percentages shown in ordinary profit and net income are the increase (decrease) from the previous fiscal year.
	3.	Forecasted net income per share = Forecasted net income / Number of common stocks at the end of period (excluding treasury stocks)

* Notes

(1)	There were no changes in material consolidated subsidiaries in the period.

(2)	Special accounting methods used for preparing quarterly consolidated financial statements were not adopted.

(3)	Changes in accounting policies, changes in accounting estimates and restatements

(a) Changes in accounting policies due to application of new or revised accounting standards	: Yes

(b) Changes in accounting policies due to reasons other than above (a)	: Yes

(c) Changes in accounting estimates	: No

(d) Restatements	: No

Note: The details are reported in “4.Others” (page3).

(4)	Number of shares issued (common stock)

	As of June 30, 2014	As of March 31, 2014
(a) Number of shares issued (including treasury stocks)	1,414,055,625 shares	1,414,055,625 shares
(b) Number of treasury stocks	46,785,906 shares	46,781,669 shares

	Three months ended June 30, 2014	Three months ended June 30, 2013
(c) Average number of shares issued in the period	1,367,271,075 shares	1,362,863,472 shares

Note on quarterly review process:

This report is out of the scope of the external auditor’s review procedure which is required by “Financial Instruments and Exchange Act.” Therefore, the review process of the quarterly consolidated financial statements has not been completed as of the disclosure of this report.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. (“SMFG”) and its management with respect to SMFG’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of SMFG’s securities portfolio; SMFG’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; exposure to new risks as SMFG expands the scope of its business; and incurrence of significant credit-related costs. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. SMFG undertakes no obligation to update or revise any forward-looking statements. Please refer to SMFG’s most recent disclosure documents such as its annual report or registration statement on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

Sumitomo Mitsui Financial Group, Inc.

Appendix: Financial results for the three months ended June 30, 2014 supplementary information

Sumitomo Mitsui Financial Group, Inc.

Sumitomo Mitsui Financial Group, Inc. (“SMFG”) reports the financial results for the three months ended June 30, 2014.

1. Operating results

In the three months ended June 30, 2014, gross profit decreased by ¥76.7 billion year-on-year to ¥708.6 billion. This was mainly due to a decrease in profit of SMBC Nikko Securities, Inc. and SMBC Friend Securities Co., Ltd. impacted by a slow growth in income from investment trusts sales and equity commissions, and a decrease in trading income of Sumitomo Mitsui Banking Corporation (“SMBC”) which had demonstrated good performance in the previous fiscal year.

General and administrative expenses increased by ¥6.5 billion year-on-year to ¥397.9 billion, due mainly to expenditures by SMBC aimed at strengthening its overseas business platform.

Total credit cost decreased by ¥17.1 billion year-on-year to a net reversal of ¥25.2 billion. This was mainly due to our individualized efforts to assist certain borrowers to improve their business and financial conditions.

Gains on stocks were ¥32.7 billion, a decrease of ¥23.4 billion year-on-year, mainly due to a decrease in gains from sales of stocks.

Finally, ordinary profit decreased by ¥91.9 billion year-on-year to ¥367.4 billion, and net income decreased by ¥57.5 billion year-on-year to ¥230.8 billion.

Consolidated

(Billions of yen)

	Three months ended June 30, 2014	Change from the three months ended June 30, 2013	Fiscal year ended March 31, 2014 (reference)
Gross profit	¥ 708.6	¥ (76.7)	¥ 2,898.2
General and administrative expenses	(397.9)	(6.5)	(1,569.9)
Net business profit	310.6	(87.4)	1,338.5
Total credit cost	25.2	17.1	49.1
Gains (losses) on stocks	32.7	(23.4)	89.2
Ordinary profit	367.4	(91.9)	1,432.3
Net income	230.8	(57.5)	835.4

SMBC, non-consolidated
Gross banking profit	¥ 421.6	¥ (6.5)	¥ 1,558.1
Net gains on bonds	11.8	(2.7)	0.7
Expenses (excluding non-recurring losses)	(191.9)	(6.2)	(745.7)
Banking profit *	229.7	(12.7)	812.4
Total credit cost	37.3	12.4	123.9
Gains (losses) on stocks	30.8	(41.4)	106.4
Ordinary profit	279.5	(34.6)	952.5
Net income	201.1	(13.7)	605.3

* Banking profit (before provision for general reserve for possible loan losses)

2. Financial position

As of June 30, 2014, SMFG’s total assets were ¥162,438.2 billion, an increase of ¥903.8 billion compared with March 31, 2014. Net assets increased by ¥205.7 billion to ¥9,210.7 billion compared with March 31, 2014.

Deposits decreased by ¥1,242.1 billion to ¥93,089.8 billion compared with March 31, 2014. Loans and bills discounted increased by ¥126.9 billion to ¥68,354.6 billion.

Non-performing loans based on the Financial Reconstruction Act on a consolidated basis decreased by ¥44.9 billion to ¥1,328.4 billion compared with March 31, 2014. Non-performing loan ratio was 1.68%, a decrease of 0.06 percentage point compared with March 31, 2014.

Sumitomo Mitsui Financial Group, Inc.

3. Earnings forecasts

The consolidated earnings forecast announced on May 14, 2014 remains unchanged.

4. Others

(1) Changes in accounting policies due to application of new or revised accounting standards

Accounting Standard for Retirement Benefits and related guidance

SMFG has adopted Paragraph 35 of “Accounting Standard for Retirement Benefits” (ASBJ Statement No. 26 issued on May 17, 2012, “Accounting Standard”) and Paragraph 67 of “Guidance on Accounting Standard for Retirement Benefits” (ASBJ Guidance No. 25 issued on May 17, 2012, “Guidance”) from the beginning of the three months ended June 30, 2014. Accordingly, SMFG has reviewed its calculation methods for the projected benefit obligation and service cost, and changed the method for attributing the expected benefit to periods of service from a straight-line basis to a benefit formula basis.

The Accounting Standard and Guidance are applied in accordance with the transitional treatment stipulated in Paragraph 37 of the Accounting Standard. The effect, arising from the change in calculation method for the projected benefit obligation and service cost, is reflected in retained earnings as of the beginning of the three months ended June 30, 2014.

As a result, net defined benefit asset increased by ¥49,052 million, net defined benefit liability decreased by ¥3,646 million and retained earnings increased by ¥35,459 million as of the beginning of the three months ended June 30, 2014. The effect of these changes on profit and loss for the three months ended June  30, 2014 is considered to be immaterial.

(2) Changes in accounting policies due to reasons other than above (1)

Revision of Accounting Standard for Business Combinations and related rules

“Accounting Standard for Business Combinations” (ASBJ Statement No. 21), “Accounting Standard for Consolidated Financial Statements” (ASBJ Statement No. 22), “Accounting Standard for Business Divestitures” (ASBJ Statement No. 7) and other related standards and implementation guidance were revised on September 13, 2013, and became effective from fiscal years beginning on or after April 1, 2014. SMFG has prospectively adopted these revised accounting standards and implementation guidance from the beginning of the three months ended June 30, 2014 (excluding the provisions defined in Paragraph 39 of Accounting Standard for Consolidated Financial Statements), in accordance with the transitional treatment set forth in Paragraph 58-2 (4) of Accounting Standard for Business Combinations, Paragraph 44-5 (4) of Accounting Standard for Consolidated Financial Statements, and Paragraph 57-4 (4) of Accounting Standard for Business Divestitures.

In accordance with these revisions, SMFG’s accounting policies have been changed as follows:

-

the difference arising from a change in SMFG’s ownership interest in a subsidiary over which SMFG continues to have control is recognized in capital surplus, and acquisition costs are expensed in the period incurred, and

-

for a business combination occurring on or after April 1, 2014, an adjustment to the provisional amount arising from the finalization of the tentative accounting treatment relating to the purchase price allocation is retrospectively recognized in the quarterly consolidated financial statements for the accounting period in which the combination occurs.

The effect of these changes on profit and loss for the three months ended June 30, 2014 is considered to be immaterial.

Sumitomo Mitsui Financial Group, Inc.

5. Consolidated financial statements

    (1) Consolidated balance sheets

		(Millions of yen)

	March 31, 2014	June 30, 2014

Assets:
Cash and due from banks	¥ 32,991,113	¥ 32,466,293
Call loans and bills bought	1,248,235	1,117,805
Receivables under resale agreements	522,860	654,726
Receivables under securities borrowing transactions	3,780,260	4,255,218
Monetary claims bought	3,552,658	3,735,251
Trading assets	6,957,419	7,461,825
Money held in trust	23,120	8,217
Securities	27,152,781	26,759,274
Loans and bills discounted	68,227,688	68,354,559
Foreign exchanges	1,790,406	1,793,851
Lease receivables and investment assets	1,827,251	1,814,547
Other assets	4,181,512	4,547,659
Tangible fixed assets	2,346,788	2,415,184
Intangible fixed assets	819,895	815,473
Net defined benefit asset	119,932	181,464
Deferred tax assets	173,180	162,755
Customers’ liabilities for acceptances and guarantees	6,566,818	6,605,751
Reserve for possible loan losses	(747,536)	(711,622)

Total assets	¥ 161,534,387	¥ 162,438,236

Liabilities:
Deposits	¥ 94,331,925	¥ 93,089,821
Negotiable certificates of deposit	13,713,539	12,519,113
Call money and bills sold	4,112,428	2,642,160
Payables under repurchase agreements	1,710,101	2,253,007
Payables under securities lending transactions	5,330,974	6,500,982
Commercial paper	2,374,051	2,746,522
Trading liabilities	4,779,969	5,210,817
Borrowed money	7,020,841	8,576,344
Foreign exchanges	451,658	575,421
Short-term bonds	1,145,200	1,228,800
Bonds	5,090,894	5,264,989
Due to trust account	699,329	744,665
Other liabilities	4,712,069	4,786,582
Reserve for employee bonuses	69,419	18,403
Reserve for executive bonuses	4,921	—
Net defined benefit liability	45,385	41,136
Reserve for executive retirement benefits	2,004	1,727
Reserve for point service program	20,355	20,531
Reserve for reimbursement of deposits	14,858	13,191
Reserve for losses on interest repayment	190,182	168,262
Reserves under the special laws	771	843
Deferred tax liabilities	103,390	180,216
Deferred tax liabilities for land revaluation	38,276	38,270
Acceptances and guarantees	6,566,818	6,605,751

Total liabilities	152,529,368	153,227,564

Net assets:
Capital stock	2,337,895	2,337,895
Capital surplus	758,349	758,352
Retained earnings	3,480,085	3,657,602
Treasury stock	(175,115)	(175,133)

Total stockholders’ equity	6,401,215	6,578,716

Net unrealized gains (losses) on other securities	949,508	1,014,927
Net deferred gains (losses) on hedges	(60,946)	(44,471)
Land revaluation excess	35,749	35,637
Foreign currency translation adjustments	27,239	(11,437)
Remeasurements of defined benefit plans	(73,579)	(70,151)

Total accumulated other comprehensive income	877,971	924,504

Stock acquisition rights	1,791	1,914
Minority interests	1,724,041	1,705,536

Total net assets	9,005,019	9,210,672

Total liabilities and net assets	¥ 161,534,387	¥ 162,438,236

Sumitomo Mitsui Financial Group, Inc.

(2) Consolidated statements of income and consolidated statements of comprehensive income

(Consolidated statements of income)

		(Millions of yen)

Three months ended June 30,	2013	2014

Ordinary income	¥ 1,218,359	¥ 1,118,656
Interest income	476,783	483,264
Interest on loans and discounts	307,320	314,310
Interest and dividends on securities	122,415	114,182
Trust fees	681	670
Fees and commissions	287,455	253,256
Trading income	59,616	46,006
Other operating income	297,419	259,680
Other income	96,403	75,776
Ordinary expenses	759,029	751,208
Interest expenses	77,059	88,662
Interest on deposits	25,213	27,966
Fees and commissions payments	37,105	34,345
Trading losses	611	2,234
Other operating expenses	221,926	209,044
General and administrative expenses	391,358	397,864
Other expenses	30,967	19,056

Ordinary profit	459,330	367,448

Extraordinary gains	1,093	183
Extraordinary losses	1,726	1,366

Income before income taxes and minority interests	458,697	366,265

Income taxes-current	99,901	79,926
Income taxes-deferred	33,654	27,366

Income taxes	133,556	107,293

Income before minority interests	325,141	258,972

Minority interests in net income	36,807	28,152

Net income	¥ 288,333	¥ 230,819

(Consolidated statements of comprehensive income)
		(Millions of yen)

Three months ended June 30,	2013	2014

Income before minority interests	¥ 325,141	¥ 258,972
Other comprehensive income	36,293	44,322
Net unrealized gains (losses) on other securities	(7,188)	67,055
Net deferred gains (losses) on hedges	(29,362)	15,761
Foreign currency translation adjustments	74,048	(35,151)
Remeasurements of defined benefit plans	—	3,308
Share of other comprehensive income of affiliates	(1,205)	(6,651)

Total comprehensive income	361,434	303,294

Comprehensive income attributable to shareholders of the parent	304,030	277,464
Comprehensive income attributable to minority interests	57,404	25,830

(3) Note on the assumption as a going concern

Not applicable.

(4) Material changes in stockholders’ equity

Not applicable.

Sumitomo Mitsui Financial Group

Financial results

for the three months

ended June 30, 2014

- Supplementary information -

Notes
1. Consolidated : SMFG’s consolidated figures
2. Non-consolidated : SMBC’s non-consolidated figures
3. Capital ratio as of June 30, 2014 will be announced when it is fixed.

Sumitomo Mitsui Financial Group

1. Operating results

Consolidated	(Millions of yen)

			Three months ended June 30, 2014 (A)	Change (A) - (B)	Three months ended June 30, 2013 (B)	Reference: Year ended March 31, 2014
	Consolidated gross profit	1	708,592	(76,661)	785,253	2,898,233
	Net interest income	2	394,602	(5,122)	399,724	1,484,169
	Trust fees	3	670	(11)	681	2,472
	Net fees and commissions	4	218,911	(31,438)	250,349	984,589
	Net trading income	5	43,772	(15,232)	59,004	211,881
	Net other operating income	6	50,635	(24,857)	75,492	215,120
	General and administrative expenses	7	(397,864)	(6,506)	(391,358)	(1,569,945)
	Equity in gains (losses) of affiliates	8	(101)	(4,194)	4,093	10,241
	Consolidated net business profit	9	310,627	(87,360)	397,987	1,338,530
	Total credit cost	10	25,158	17,126	8,032	49,073
	Credit costs	11	(13,800)	9,348	(23,148)	(96,797)
	Write-off of loans	12	(12,172)	6,530	(18,702)	(84,933)
	Provision for reserve for possible loan losses	13	—	—	—	—
	Others	14	(1,628)	2,817	(4,445)	(11,863)
	Gains on reversal of reserve for possible loan losses	15	23,507	(4,079)	27,586	136,212
	Recoveries of written-off claims	16	15,451	11,857	3,594	9,657
	Gains (losses) on stocks	17	32,654	(23,437)	56,091	89,243
	Other income (expenses)	18	(991)	1,790	(2,781)	(44,514)
	Ordinary profit	19	367,448	(91,882)	459,330	1,432,332
	Extraordinary gains (losses)	20	(1,182)	(549)	(633)	(9,637)
	Gains (losses) on disposal of fixed assets	21	(228)	(892)	664	(8,595)
	Losses on impairment of fixed assets	22	(881)	309	(1,190)	(3,348)
	Income before income taxes and minority interests	23	366,265	(92,432)	458,697	1,422,694
	Income taxes-current	24	(79,926)	19,975	(99,901)	(290,186)
	Income taxes-deferred	25	(27,366)	6,288	(33,654)	(168,618)
	Income before minority interests	26	258,972	(66,169)	325,141	963,889
	Minority interests in net income	27	(28,152)	8,655	(36,807)	(128,532)
	Net income	28	230,819	(57,514)	288,333	835,357
Notes:	1.	Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.
	2.	Consolidated gross profit = (Interest income - Interest expenses) + Trust fees + (Fees and commissions - Fees and commissions payments) + (Trading income - Trading losses) + (Other operating income - Other operating expenses)
	3.	SMFG changed the definition of “Consolidated net business profit” from the three months ended June 30, 2014. The figures for the three months ended June 30, 2013 and the fiscal year ended March 31, 2014 have been adjusted retrospectively.

Number of consolidated subsidiaries and affiliates
						Reference:
			June 30, 2014	Change	March 31, 2014	June 30, 2013
	Consolidated subsidiaries	29	317	(7)	324	334
	Equity method affiliates	30	47	1	46	46

Sumitomo Mitsui Financial Group

SMBC non-consolidated	(Millions of yen)

		Three months ended June 30, 2014 (A)	Change (A) - (B)	Three months ended June 30, 2013 (B)	Reference: Year ended March 31, 2014
Gross banking profit	1	421,555	(6,519)	428,074	1,558,184
Net interest income	2	321,872	28,527	293,345	1,064,906
Trust fees	3	467	(199)	666	1,972
Net fees and commissions	4	67,550	(6,726)	74,276	357,351
Net trading income	5	10,123	3,434	6,689	36,779
Net other operating income	6	21,540	(31,556)	53,096	97,172

Gains (losses) on bonds	7	11,797	(2,664)	14,461	734
Expenses (excluding non-recurring losses)	8	(191,874)	(6,228)	(185,646)	(745,745)
Personnel expenses	9	(73,885)	(2,673)	(71,212)	(283,236)
Non-personnel expenses	10	(106,497)	(1,437)	(105,060)	(425,140)
Taxes	11	(11,491)	(2,118)	(9,373)	(37,368)
Banking profit (before provision for general reserve for possible loan losses)	12	229,680	(12,747)	242,427	812,438
Gains (losses) on bonds	13	11,797	(2,664)	14,461	734
Provision for general reserve for possible loan losses	14	—	—	—	—
Banking profit	15	229,680	(12,747)	242,427	812,438
Non-recurring gains (losses)	16	49,827	(21,850)	71,677	140,078
Credit costs	17	(1,497)	(662)	(835)	(8,945)
Gains on reversal of reserve for possible loan losses	18	25,868	1,074	24,794	132,784
Recoveries of written-off claims	19	12,894	11,934	960	82
Gains (losses) on stocks	20	30,797	(41,425)	72,222	106,410
Gains on sales of stocks	21	31,838	(41,481)	73,319	120,227
Losses on sales of stocks	22	(21)	441	(462)	(7,544)
Losses on devaluation of stocks	23	(1,018)	(384)	(634)	(6,272)
Other non-recurring gains (losses)	24	(18,237)	7,228	(25,465)	(90,252)
Ordinary profit	25	279,508	(34,597)	314,105	952,516
Extraordinary gains (losses)	26	(915)	(506)	(409)	(6,033)
Gains (losses) on disposal of fixed assets	27	(84)	(851)	767	(3,604)
Losses on impairment of fixed assets	28	(830)	346	(1,176)	(2,428)
Income before income taxes	29	278,593	(35,103)	313,696	946,483
Income taxes-current	30	(59,101)	(2,040)	(57,061)	(182,869)
Income taxes-deferred	31	(18,418)	23,463	(41,881)	(158,358)
Net income	32	201,072	(13,681)	214,753	605,255

Total credit cost (14+17+18+19)	33	37,266	12,346	24,920	123,920
Provision for general reserve for possible loan losses	34	11,368	7,310	4,058	66,627
Write-off of loans	35	(23)	16	(39)	(4,520)
Provision for specific reserve for possible loan losses	36	14,467	(7,067)	21,534	66,899
Losses on sales of delinquent loans	37	(1,473)	(677)	(796)	(4,425)
Provision for loan loss reserve for specific overseas countries	38	33	831	(798)	(742)
Recoveries of written-off claims	39	12,894	11,934	960	82

Note:  Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

Sumitomo Mitsui Financial Group

2. Interest spread (domestic)

SMBC non-consolidated				(%)

	Three months ended June 30, 2014 (A)	Change (A) - (B)	Three months ended June 30, 2013 (B)	Reference: Year ended March 31, 2014
Interest earned on loans and bills discounted (A)	1.35	(0.10)	1.45	1.41
Interest paid on deposits, etc. (B)	0.03	(0.02)	0.05	0.04
Interest spread (A) - (B)	1.32	(0.08)	1.40	1.37

3. Non-performing loans based on the Financial Reconstruction Act

Consolidated		(Billions of yen)
				March 31, 2014	Reference: June 30, 2013
		June 30, 2014	Change from March 31, 2014
Bankrupt and quasi-bankrupt assets	1	206.2	2.6	203.6	245.6
Doubtful assets	2	738.5	(23.7)	762.2	907.5
Substandard loans	3	383.7	(23.8)	407.5	505.0
Total problem assets (A)	4	1,328.4	(44.9)	1,373.3	1,658.1

Normal assets	5	77,787.4	388.4	77,399.0	72,956.1
Total (B)	6	79,115.8	343.5	78,772.3	74,614.2

Problem asset ratio (A/B)	7	1.68%	(0.06)%	1.74%	2.22%

Amount of direct reduction		502.3	(8.7)	511.0	645.2

SMBC non-consolidated		(Billions of yen)
				March 31, 2014	Reference: June 30, 2013
		June 30, 2014	Change from March 31, 2014
Bankrupt and quasi-bankrupt assets	8	119.5	5.2	114.3	143.2
Doubtful assets	9	551.5	(22.9)	574.4	644.0
Substandard loans	10	179.3	(13.4)	192.7	268.3
Total problem assets (A)	11	850.3	(31.1)	881.4	1,055.5

Normal assets	12	72,063.7	156.7	71,907.0	67,809.2
Total (B)	13	72,914.0	125.6	72,788.4	68,864.7

Problem asset ratio (A/B)	14	1.17%	(0.04)%	1.21%	1.53%

Amount of direct reduction		244.7	(10.6)	255.3	350.0

Note:    Non-performing loans based on the Financial Reconstruction Act include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

Sumitomo Mitsui Financial Group

4. Unrealized gains (losses) on securities

Consolidated								(Billions of yen)
		June 30, 2014					March 31, 2014

		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses)
				Change from Mar. 2014	Gains	Losses			Gains	Losses
Held-to-maturity securities	1	4,250.6	30.6	(3.1)	30.6	0.0	4,536.8	33.8	34.0	0.2
Other securities	2	22,760.5	1,503.7	98.7	1,600.4	96.7	22,866.3	1,405.0	1,523.7	118.7
Stocks	3	3,321.8	1,271.3	140.2	1,319.6	48.3	3,185.5	1,131.1	1,186.2	55.0
Bonds	4	12,523.2	61.7	(3.9)	67.4	5.7	12,897.7	65.6	69.8	4.2
Japanese government bonds	5	9,918.8	22.5	0.0	23.9	1.4	9,911.2	22.5	23.5	1.0
Others	6	6,915.5	170.7	(37.6)	213.4	42.7	6,783.1	208.3	267.7	59.5
Foreign bonds	7	4,537.1	(17.9)	9.2	11.2	29.2	4,304.9	(27.1)	15.1	42.2
Other money held in trust	8	8.2	—	—	—	—	23.1	—	—	—
Total	9	27,019.3	1,534.4	95.6	1,631.0	96.7	27,426.3	1,438.8	1,557.7	118.9
Stocks	10	3,321.8	1,271.3	140.2	1,319.6	48.3	3,185.5	1,131.1	1,186.2	55.0
Bonds	11	16,773.8	92.3	(7.0)	98.0	5.7	17,425.8	99.4	103.8	4.4
Others	12	6,923.7	170.7	(37.6)	213.4	42.7	6,815.0	208.3	267.7	59.5

SMBC non-consolidated								(Billions of yen)
		June 30, 2014					March 31, 2014

		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses)
				Change from Mar. 2014	Gains	Losses			Gains	Losses
Held-to-maturity securities	13	4,193.5	30.4	(2.7)	30.4	—	4,436.9	33.1	33.2	0.1
Stocks of subsidiaries and affiliates	14	3,130.8	(73.3)	(0.9)	14.9	88.2	3,148.5	(72.4)	7.2	79.6
Other securities	15	20,630.9	1,370.5	85.7	1,457.2	86.7	20,288.4	1,284.8	1,391.8	107.0
Stocks	16	3,238.1	1,232.4	123.3	1,276.8	44.4	3,118.4	1,109.1	1,159.8	50.7
Bonds	17	11,884.0	56.5	(3.5)	62.1	5.6	11,831.1	60.0	63.9	3.9
Japanese government bonds	18	9,603.6	20.7	(0.2)	22.1	1.4	9,491.8	20.9	21.9	1.0
Others	19	5,508.8	81.6	(34.1)	118.3	36.7	5,338.9	115.7	168.1	52.4
Foreign bonds	20	3,414.5	(13.5)	8.9	10.8	24.3	3,178.9	(22.4)	14.5	36.9
Other money held in trust	21	—	—	—	—	—	2.1	—	—	—
Total	22	27,955.2	1,327.6	82.1	1,502.5	174.9	27,875.9	1,245.5	1,432.2	186.7
Stocks	23	4,407.6	1,235.8	131.4	1,291.7	55.9	4,287.9	1,104.4	1,167.0	62.6
Bonds	24	16,077.5	86.9	(6.2)	92.5	5.6	16,268.0	93.1	97.1	4.0
Others	25	7,470.1	4.9	(43.1)	118.3	113.4	7,320.0	48.0	168.1	120.1

Notes:	1.	The figures above include negotiable certificates of deposit in “Cash and due from banks” and beneficiary claims on loan trust in “Monetary claims bought.”
	2.	Stocks within other securities and foreign stocks within others of other securities are measured at the average market price during the final month of the fiscal year. Rest of the securities are measured at market prices as of the balance sheet date.
	3.	Other securities and other money held in trust are measured at market prices. Unrealized gains (losses) indicate the difference between the acquisition costs (or amortized costs) and the balance sheet amounts. Net unrealized gains (losses) on other securities include gains or losses which are recognized in the statements of income by applying fair value hedge accounting and not recorded directly to net assets, accordingly. The amounts as of June 30, 2014 and March 31, 2014, are gains of 17.4 billion yen and 17.0 billion yen, respectively, in the statements of income.
	4.	Floating-rate Japanese government bonds which SMBC held as other securities are carried on the balance sheet at their reasonably estimated amounts in accordance with the “Practical Solution on Measurement of Fair Value of Financial Assets” (Accounting Standard Board of Japan Practical Issues Task Force No. 25).

Sumitomo Mitsui Financial Group

5. Overview of derivative transactions (under deferred hedge accounting)

SMBC non-consolidated						(Billions of yen)
	June 30, 2014				March 31, 2014

	Assets	Liabilities	Net assets	Net deferred gains (losses)	Assets	Liabilities	Net assets	Net deferred gains (losses)
Interest rate swaps	137.6	69.8	67.8	(19.1)	99.0	75.9	23.1	(44.6)
Currency swaps	39.6	499.0	(459.4)	(47.4)	49.2	549.9	(500.6)	(48.8)
Others	0.6	1.7	(1.1)	19.0	0.4	0.2	0.2	7.4
Total	177.8	570.5	(392.7)	(47.5)	148.7	626.0	(477.3)	(86.1)

Notes:	1.	Derivative transactions are measured at fair value in the balance sheet.
	2.	SMBC applies individual deferred hedge or fair value hedge accounting based on Practical Guidelines for Accounting Standard for Financial Instruments as well as deferred hedge accounting for banking industry based on JICPA Industry Audit Committee Report No.24 and No.25.
	3.	Figures for net deferred gains (losses) are those before application of tax effect accounting.

(Appendix) Notional amounts of interest rate swaps (under deferred hedge accounting), by remaining maturity
(Billions of yen	)

	June 30, 2014				March 31, 2014

	1 year or less	1-5 years	Over 5 years	Total	1 year or less	1-5 years	Over 5 years	Total
Receivable fixed rate /payable floating rate	4,331.7	17,318.2	6,714.1	28,364.0	3,865.0	18,137.6	7,007.1	29,009.6
Receivable floating rate /payable fixed rate	629.6	6,890.5	6,847.2	14,367.3	652.1	8,229.1	6,842.0	15,723.1
Receivable floating rate /payable floating rate	10.5	—	—	10.5	10.4	—	—	10.4
Total	4,971.7	24,208.7	13,561.4	42,741.8	4,527.5	26,366.7	13,849.1	44,743.2

6. Deposits and loans

SMBC non-consolidated				(Billions of yen)

	June 30, 2014	Change from March 31, 2014	March 31, 2014	Reference: June 30, 2013
Domestic deposits	73,865.3	(787.8)	74,653.1	72,807.4
Individual	40,761.5	602.0	40,159.6	40,122.7
Note : The figures above exclude negotiable certificates of deposit and Japan offshore banking accounts.
Loans and bills discounted	63,477.5	106.8	63,370.7	60,200.1
Domestic offices (excluding offshore banking account)	47,659.9	(531.4)	48,191.3	47,472.1
Overseas offices and offshore banking accounts	15,817.5	638.2	15,179.4	12,728.0
7. ROE
Consolidated				(	%)

	Three months ended June 30, 2014	Change	Three months ended June 30, 2013	Reference: Year ended March 31, 2014
ROE (denominator: Total stockholders’ equity)	14.2	(5.7)	19.9	13.8

Note:
	ROE =	(Net income) X (Number of days in a year (365 days)) / (Number of days in the period (91 days (365 days)))	X 100
{(Total stockholders’ equity at the beginning of the period) + (Total stockholders’ equity at the end of the period)} / 2

Sumitomo Mitsui Financial Group

8. Exposure of securitized products Consolidated	Managerial accounting basis

(1) Securitized products

(Billions of yen)

	June 30, 2014						March 31, 2014
	Balances (after provisions and write-offs)				Net unrealized gains/losses (after write-offs)		Balances (after provisions and write-offs)		Net unrealized gains/losses (after write-offs)
								Overseas
		Change from Mar. 2014	Overseas	Change from Mar. 2014		Change from Mar.2014
Cards, etc.	140.2	(7.0)	134.5	(4.5)	0.9	(0.1)	147.2	139.1	1.0
CLO	0.6	(0.0)	0.6	(0.0)	1.8	(0.1)	0.6	0.6	2.0
CMBS	9.1	(0.2)	9.1	(0.2)	0.5	(0.0)	9.3	9.3	0.5
RMBS, etc.	23.1	(1.0)	23.1	(1.0)	0.2	(0.0)	24.2	24.2	0.2
Total	173.1	(8.2)	167.4	(5.7)	3.4	(0.3)	181.3	173.1	3.7

Notes:	1.Balance of ABCP is 0.
2.Excludes RMBS issued by GSE and Japan Housing Finance Agency, and SMBC’s exposure to subordinated beneficiaries owned through the securitization of SMBC’s loan receivables, etc.

(2) Leveraged loans

(Billions of yen)

		June 30, 2014			March 31, 2014
			Undrawn commitments			Undrawn commitments
	Loans	Change from Mar. 2014		Change from Mar. 2014	Loans
Europe	139.1	(6.4)	24.3	2.0	145.5	22.3
Japan	283.4	7.2	29.2	3.9	276.2	25.3
United States	121.7	(2.2)	110.8	2.8	123.9	108.0
Asia (excluding Japan)	62.7	5.3	4.1	(0.7)	57.4	4.8
Total	606.9	3.9	168.3	7.9	603.0	160.4